Pricing Supplement No. 2
(To Prospectus dated October 2, 2003 and Prospectus Supplement dated October 3, 2003)	Dated 03/01/05	Rule 424(b)(3) File No. 333-108391 CUSIP No. 78355H JF7

RYDER SYSTEM, INC.

Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More from
Date of Issue

Trade Date:	03/01/05

Principal Amount:	$225,000,000

Public Offering Price:	99.861%

Issue Date:	03/04/05

Maturity Date:	04/01/10

Interest Rate:	4.625%

Day Count:	30/360

Net Proceeds to Ryder:	$223,562,250

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2005 and at Maturity.

Underwriters’ Commission:	0.500%

Record Dates:	March 17 and September 16.

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity. ☒ The Notes may be redeemed prior to maturity.

Optional Redemption:	☐ No ☒ Yes

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Other Terms

The Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed, or

     (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to April 1, 2010 discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus, in either case, any interest accrued but not paid to the date of redemption. “Treasury Rate” means, with respect to any redemption date for the Notes,

     (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

     (ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

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     “Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     “Independent Investment Banker” means, with respect to any redemption date for the Notes, Citigroup Global Markets Inc., and Wachovia Capital Markets, LLC and its successors or, if such firm or any successor to such firm, as the case may be, is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the debt trustee after consultation with us.

“Comparable Treasury Price” means with respect to any redemption date for the Notes,

(i) the average of four Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or

(ii) if the debt trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained.

     “Reference Treasury Dealer” means Citigroup Global Markets Inc., and Wachovia Capital Markets, LLC and three other primary U.S. government securities dealers in the United States (each, a “Primary Treasury Dealer”) appointed by the debt trustee in consultation with us. If any Reference Treasury Dealer ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer for that dealer.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the debt trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the debt trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

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Repayment at option of holder:	☒ The holder has no option to elect repayment of the Notes prior to maturity. ☐ The Notes are repayable prior to maturity at the option of holder.

Terms of Repayment:	_____

Discount note:	☐ Yes ☒ No

Total Amount of OID:	_____

Yield to Maturity:	_____

Initial Accrual Period OID:	_____

Joint Book-Running Managers

Citigroup	Wachovia Securities

Senior Co-Managers

Bank of America Securities LLC	Morgan Stanley	RBS Greenwich Capital

Junior Co-Managers

BNP Paribas	Deutsche Bank Securities	Dresdner Kleinwort Wasserstein

JPMorgan	RBC Capital Markets

Underwriters’ Capacity:	☐ As agent ☒ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the Time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

5

Additional Terms of the Notes

Plan of Distribution

     Under the terms and subject to the conditions of the Selling Agency Agreement dated October 3, 2003 among Ryder System, Inc. (the “Company”) and Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC (which has inherited the rights and obligations under the Selling Agency Agreement from Wachovia Securities, Inc., such assignment of rights and obligations to Wachovia Capital Markets, LLC being expressly acknowledged and consented by the all the parties hereto), Deutsche Bank Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC, Fleet Securities, Inc., Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation, The Royal Bank of Scotland plc, SunTrust Capital Markets, Inc. as well as the under the terms of the Terms Agreement dated March 1, 2005 among the Company and Citigroup Global Markets Inc., Wachovia Capital Markets, LLC, Bank of America Securities LLC, Morgan Stanley & Co. Incorporated, Greenwich Capital Markets, Inc., BNP Paribas Securities Corp., Deutsche Bank Securities Inc., Dresdner Kleinwort Wasserstein Securities LLC, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation (collectively the “Purchasers”), the Purchasers have agreed severally to purchase and Ryder has agreed to sell the Notes to the Purchasers in the respective principal amounts set forth below:

Underwriters	Principal Amount
Citigroup Global Markets Inc.	$67,500,000
Wachovia Capital Markets, LLC	67,500,000
Bank of America Securities, Inc.	22,500,000
Morgan Stanley & Co Incorporated	22,500,000
Greenwich Capital Markets, Inc.	22,500,000
BNP Paribas Securities Corp.	4,500,000
Deutsche Bank Securities Inc.	4,500,000
Dresdner Kleinwort Wasserstein Securities LLC	4,500,000
J.P. Morgan Securities Inc.	4,500,000
RBC Dominion Securities Corporation	4,500,000

Total	$225,000,000

     The Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.